Filed by Nutrisystem, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934
Subject Company: Nutrisystem, Inc.
Commission File No. 000-28551

On December 10, 2018, Dawn Zier, President and CEO of Nutrisystem, Inc., shared an audio message from Donato Tramuto, CEO of Tivity Health, Inc., a transcript for which is as follows:

Hello to all Nutrisystem employees. My name is Donato Tramuto and I am the CEO of Tivity Health.

I am truly honored and humbled to share this message with all of you today. As you have heard this morning, Nutrisystem will soon become a welcome addition to the Tivity Health family. On behalf of our Board of Directors, our Executive Leadership Team and ALL of our Colleagues, I want to let you know how excited we are about the prospect of working together.

While we certainly will have a lot of time to get to know one another, I’d like to take this opportunity to share a few things with you.

First and foremost, I have been so excited to get to know Dawn and her mission-driven passion for wellness and her commitment to your consumers. As I have learned more about your company, I have come to believe that we could not be more aligned! And it’s this alignment that excites me most about the opportunity before us.

•	We are about to do what many others have talked about, and we’ve both been through a number of years to get to where we are today – we are both stronger and well-positioned for transformational growth. We know how to execute and deliver.

•	Our similar core values and parallel commitment to a culture of accountability, performance, empowerment and results will only serve to make us stronger together.

•	And we are also aligned in our belief in the power of developing a “double-bottom line” - giving back through intentional corporate responsibility strategies. This is an area that I have been so impressed with about Nutrisystem. Both Dawn and I believe that you can be profitable, and you can do good. I look forward to sharing more about our work and specifically around our partnership with Health eVillages – a non-profit that I founded in 2011. And I am eager to learn more about your corporate responsibility work as well.

I am a firm believer that nobody cares what we do, until they know why we do it. So allow me a moment to call out our “why”. You can learn a lot about our current portfolio of programs, our “what”, on our website. And I encourage you to do so. However, the best way to understand our programs is to understand our why. And to understand our why, its best to hear stories. You will come to learn from me that I am truly under the belief that everyone has a story. And your story matters and I look forward over the next number of weeks and months to hear your stories.

However, let me share with you a story that inspired me. As CEO, I have developed a practice of going out and visiting a SilverSneakers class several times a month to make sure I stay connected with our members. In fact, I probably have tallied nearly 10,000 touchpoints with seniors in my tenure as CEO.

Last year, I attended the birthday party of one of our members – she was turning 103! I can assure you, she wasn’t bench pressing 150 pounds. She joined the physical fitness program at 89. When she was 88 years old, her daughter, whom she had been taking care of for many years, passed away. And she fell into a state of severe loneliness. Loneliness unfortunately is the new chronic condition of the 21st century. It impacts especially the vulnerable population. And so this woman learned about SilverSneakers and she enrolled, and she reconnected to a community. And 14 years later, at her 103rd birthday party which I was honored to attend, she was surrounded by almost 100 of her SilverSneakers friends. People that she had in fact developed relationships with in her tenure as a member.

This is one of thousands of stories about the difference SilverSneakers makes in the lives of our members. The program impacts their health through both improved physical fitness AND through developing stronger social connections. And the same could be said about our Prime product which is basically SilverSneakers programs (physical fitness) for the 18 to 64.

We look forward to sharing more of our members stories with you in the coming months and I especially look forward to hearing about the stories that I am sure all of you have. And all of you in fact, have developed in your tenure with Nutrisystem. Together, we are making a difference in the lives of your customers and our members. And together, will work hard to touch our collective consumers in ways that create new stories about their transformed health and wellness and most of all, that allows them to live their best lives with vitality.

Let me say a little more about the culture. I believe that we will not be successful with our new strategy unless we get the culture right.

I subscribe to the old adage that “culture eats strategy for breakfast”. In fact, I think culture eats strategy for breakfast, lunch and dinner.

As I referenced earlier, I would not have considered this opportunity, nor would I have recommended it to our Board, had I not recognized similar values across our two companies, as well as a shared passion for improving people’s lives. I love what I’ve learned about the culture at Nutrisystem. Your commitment to being “Focused”, “Accountable”, “Customer-centric”, “Team-oriented”, and “Solution-driven” truly indicates a strong commitment to building and sustaining an innovative, performance-driven work environment. And when you look at our values at Tivity Health – “Empowerment with Results”, “Excellence”, being “Provocative”, “Customer-Focused”, and “Workplace Dignity and Inclusion”, I cannot help but see the cultural synergies that we can leverage.

By the way, you may be asking, what is Workplace Dignity and Inclusion? This is a new initiative that I have launched in the last year. And I have put a tremendous amount of passion around what I have taken on personally. It’s an initiative that provides a heightened level of focus on creating a work environment of mutual respect. I look forward to sharing more details about this initiative in the coming months.

As we move forward, one of my top priorities will be the cultural integration of our two companies. Doing that right is essential. Taking what is BEST from Nutrisystem and what is BEST from Tivity Health and developing a unique culture that ensures the success of our strategy and supports each of you to pursue your professional aspirations. This is the foundation that will allow for strategic success.

I look forward to meeting you in person soon and I am working with Dawn to arrange a visit to your offices. But I also know this is your very active season and I am very respectful to that. In the meantime, and I know Dawn has mentioned this to you, it is business as usual until the transaction does close. We are all busy right now finishing 2018 strong and preparing for January and February. And it is important we all stay focused on providing our respective customers with the quality service and programs they have come to know and love.

I truly appreciate your taking a few minutes to listen to this message. I hope it has given you a small sense for who I am and what is important to me. We’ve also included a link to a video that we recently posted on the SilverSneakers community Facebook page – it also sheds a little light into what makes me tick.

Let me close with sharing with you one of my favorite quotes.

“There are three things that never come back: The past; The spoken word; and a missed opportunity.” Let’s not miss this opportunity to transform, in a holistic approach, how we, together, deliver better health and wellness to millions of people.

I do hope you take this time to reflect on the enormous achievement that all of you have made. And I wish you and your families a wonderful holiday season and I am looking forward to what is in store for all of us in 2019 and beyond.

Thank you!

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-

looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.